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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2007


                        Commission File Number: 000-11743




                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X            Form 40-F
                              -----                    -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No   X
                              -----             -----


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A
                                                  -----------

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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                           Page
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
Announcement Regarding Change in Holding of Our Largest Stockholder          3

Signature                                                                    4

Exhibit Index                                                                5
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Exhibit 1  Announcement Regarding Change in Holding of Our Largest           6
           Stockholder

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       Announcement Regarding Change in Holding of Our Largest Stockholder

     On May 9, 2007, we announced a change in holding of our largest stockholder. Attached as Exhibit 1 hereto is an English translation of the announcement.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         WACOAL HOLDINGS CORP.
                                         (Registrant)



                                         By: /s/ Ikuo Otani
                                             -----------------------------------
                                             Ikuo Otani
                                             General Manager, Corporate Planning


Date: May 11, 2007

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                                  EXHIBIT INDEX

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
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
Exhibit 1  Announcement Regarding Change in Holding of Our Largest           6
           Stockholder

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